

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2010

Mercer Cauley
Chief Executive Officer
Tryon Alpha, Inc.
127 North Tryon Street, Suite 312
Charlotte, NC 28202

> **Re:** **Tryon Alpha, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed August 26, 2010**
> **Item 4.01 Form 8-K**
> **Filed August 27, 2010**
> **File No. 000-53139**

Dear Mr. Cauley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A Filed August 26, 2010

1. Please revise the cover page of your Item 4.01 Form 8-K to refer to the correct file number (i.e., 000-53139).

2. We note that your disclosure makes reference to your financial statements for the fiscal years ended December 31, 2009 and 2008. However, it appears that you have a March 31 fiscal year-end. Please revise your disclosure to make reference to the appropriate period (i.e., financial statements for the fiscal years ended March 31, 2010 and 2009.

3. Please file an updated letter from your former independent accountant as Exhibit 16 to your amended Form 8-K filing. This letter should reflect their agreement or disagreement with the disclosures in your amended filing. Refer to Item 304(a)(3) of Regulation S-K.

4. As noted in our previous comment letter, you may not include the audit reports of Traci J. Anderson, CPA in your filings with the Commission as it is no longer registered with the PCAOB. If Traci J. Anderson, CPA audited a year that you are required to include in your next Form 10-K, you should have a firm that is registered with the PCAOB re-audit that year. Please tell us how you intend to address the re-audit of your March 31, 2010 financial statements.

Form 8-K Filed August 27, 2010

5. We note that you filed an Item 4.01 Form 8-K on August 27, 2010 regarding a change in your independent accountant. However, the information provided does not appear to be consistent with the disclosure in your previously filed Item 4.01 Form 8-K (e.g., the date on which your former accountant was dismissed). In addition, it appears that reference is made to Bonanza One, Inc. on the cover page and in the Exhibit 16 letter provided by your independent accountant. Please advise.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

　　In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

　　If you have any questions, please call me at (202) 551-3311.

Sincerely,

Ethan Horowitz
Staff Accountant